UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 13 April 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

13 April 2012

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Harmony's production guidance for the March 2012 quarter

Johannesburg. Friday, 13 April 2012. Harmony Gold Mining Company Limited ("Harmony" or the "Company") announces that gold production for the quarter ended March 2012 will be approximately 18% lower than the previous quarter.

A number of factors contributed to a weaker than expected quarter:

- The festive season and public holiday disruptions associated with the March quarter, being less shifts worked than in the December quarter, as well as slow start-ups post the holidays;
- Safety stoppages;
- Shifts lost due to the one day protected strike of the Congress of South African Trade Unions (COSATU);
- Heavy rains in Papua New Guinea impacted gold production at Hidden Valley negatively
- The upgrade of the infrastructure at Doornkop resulted in gold production at this shaft being 44% lower quarter on quarter (as guided in February 2012);
- Lower than expected grades at Tshepong, Masimong, Unisel and Joel contributed to a 12% decline in underground grade.

"The March quarter is not in line with our expectations. Safety stoppages indicate that we need to do even more to ensure a safer working environment for our employees at all times. Harmony has made significant strides in improving its safety. However, the attention that safety receives reminds all involved – management, employees, unions and government – that safety remains a joint responsibility and we need to find solutions in a co-operative and constructive manner. We have conducted a gap analysis to establish where we need to do more and have already put actions in place to address these. The grade performance was not in line with our plans and we simply have to work harder at meeting our targets", said Graham Briggs, chief executive officer of Harmony.

Harmony's results for the quarter ended 31 March 2012 will be released on Wednesday, 9 May 2012. Please refer to our website www.harmony.co.za for details.

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director